Exhibit 99.4

CALL-NET ENTERPRISES INC.
PROXY
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The undersigned holder of Class B Non-Voting Shares and/or Preferred Share of CALL-NET ENTERPRISES INC. (the “Corporation”) hereby appoints William Linton of Toronto, Ontario, or failing him, Lawrence Tapp of Langley, B.C., or failing him, Roy Graydon of Toronto, Ontario, or, instead, of any of the foregoing, _________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting (the “meeting”) of shareholders of the Corporation to be held on May 4, 2005 and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or such adjournment or adjournments thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote for or against the Class B Non-Voting Shares and/or Preferred Share registered in the name of the undersigned as specified below (with a tick ✓ or an X):

Management recommends shareholders vote FOR items 1 and 2 below:

1.	The resolution approving the amendments to the Incentive Stock Option Plan, as described in the Management Information Circular.

☐ FOR	☐ AGAINST

2.	The resolution approving the amendments to the Restricted Stock Unit Plan, as described in the Management Information Circular.

☐ FOR	☐ AGAINST

The Class B Non-Voting Shares and/or Preferred Share represented by this proxy will be voted for or against in accordance with the foregoing directions on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the Class B Non-Voting Shares and/or Preferred Share shall be voted accordingly. IF A SHAREHOLDER DOES NOT SPECIFY THAT THE CLASS B NON-VOTING SHARES AND/OR PREFERRED SHARE ARE TO BE VOTED FOR OR AGAINST, SUCH CLASS B NON-VOTING SHARES AND/OR PREFERRED SHARE WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS ON ANY BALLOT THAT MAY BE CALLED FOR.

If any amendments or variations to matters identified in the notice of the meeting are proposed at the meeting or if any other matters properly come before the meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the meeting.

DATED this_________________ day of _______________________________2005

__________________________________________________________
Signature of Shareholder

NOTES:

a.
A SHAREHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A shareholder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to the Secretary of the Corporation, not later than the day preceding the day of the meeting or by depositing it with the Secretary of the meeting prior to the commencement of the meeting.

b.	This form of proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

c.	If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed by the management of the Corporation.

d.
If it is desired that the Class B Non-Voting Shares and/or Preferred Share represented by this proxy are to be voted for or against on any ballot that may be called for with respect to any matter referred to above, the appropriate box or boxes above provided for voting for or against should be marked (with a tick ✓ or an X).

e.	THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

f.	THIS PROXY IS FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON MAY 4, 2005 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.